Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX  77380 | Phone:  281.702.2137 | Fax:  866.862.1719

November 13, 2012

Securities and Exchange Commission                                                                                     VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn:  Mr. John Ganley, Senior Counsel, Division of Investment Management

Re:	YCG Funds, File Nos. 811-22748 and 333-183956, Pre-Effective Amendment # 1 (“PREA#1”) to Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.

Dear Mr. Ganley:

We are, on behalf of YCG Funds (the “Trust”), filing PREA#1 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.  This transmission contains conformed signature pages, the manually signed originals of which are maintained at the offices of the Trust.

We are in receipt of your comment letter, dated October 18, 2012 (the “Letter”), containing comments relating to the Trust's initial Registration Statement, filed on September 18, 2012.  In response to the comments and suggestions contained in the Letter, the Trust has made the following changes to its Registration Statement (Responses are made in the order presented in the Letter):

PROSPECTUS

1.
The Trust has restated the Fund's Investment Objective.  You commented that the term “Purchasing Power” needed explanation.  After consideration, the Trust decided to simplify the Fund's stated investment objective.  The Fund's Investment Objective now reads, “The Fund seeks to maximize long-term capital appreciation consistent with reasonable investment risk”.  The second sentence of the original investment objective has been moved to the beginning of Section 2 of the prospectus, immediately following the Fund Summary.

2.	We have revised the caption for the second line of the Annual operating Expenses so that the term “(12b-1)” appears after the word “Service”.

3.	We have deleted Footnote (1) and included a parenthetical on the Redemption Fee line item referencing the 90 day redemption period.

4.
As requested, we have ensured that the Expense Limitation Agreement between the Fund and the Adviser, which is being filed as an exhibit to this PREA#1, specifies that Fund expenses will be limited to 1.39% of net assets for the lifetime of the fund, subject of course to the exceptions set forth in Footnote (2).

Letter to John Ganley
Securities and Exchange Commission
November 13, 2012

5.	As requested, the last sentence of the Portfolio Turnover Section of the Prospectus Summary has been deleted.

6.
Under “Principal Investment Strategies”, you requested additional descriptions for the terms “forward rates of return” and “cash secured puts”.  The Trust has provided additional disclosures relating to the term “forward rates of return”.  Additional explanation has also been provided for the term, “cash secured puts”, and the asset coverage requirements for secured puts has also been disclosed.

7.
As requested, under the capition “Portfolio Construction”, the Trust has added disclosure describing the Fund's ability to invest in junk bonds.  Also, the risks of investing in junk bonds has been added to the “Principal Risks” Section.

8.
The discrepancy in the prospectus relating to investment in foreign equity securities has been resolved.  The Fund may invest up to 50% of its assets in foreign equity securities. Also, additional language has been added to the next paragraph disclosing that foreign debt securities are included in the types of debt securities that can be purchased by the Fund.

9.	The information concerning Temporary Defensive Strategy has been moved to a location other than the summary section of the prospectus.

10.	As requested, we have revised the prospectus to remove duplicative information in Items 4 and 9. We have also revised the prospectus so that Item 4 disclosure is a summary of Item 9 disclsoure.

11.	The term, “Normalized Cash Flow”, has been explained in plain english.

12.
The Sections of the Prospectus relating to purchases and redemptions of Fund shares have been largely re-written in response to requsts made by the Fund's Transfer and Fund Accounting Agent, US Bank.  We feel confident that these changes address your concerns.

13.	The language, “Not a part of the prospectus” has been deleted from the end of the Privacy Notice.

STATEMENT OF ADDITIONAL INFORMATION

14.	We have revised the caption in the last column of information relating to Trustees to make clear that that other directorships are provided for the past 5 years.

GENERAL COMMENTS

15.	We acknowledge that comments made in one location are applicable to similar disclosures made elsewhere in the filing.

16.	We acknowledge that the initial filing was incomplete and that you may have additional comments relating to this and other filings.

17.	We have not submitted, and we do not anticipate that we will submit, any exemptive applications or no-action requests in connection with the Trust's Registration Statement.

Letter to John Ganley
Securities and Exchange Commission
November 13, 2012

ADDITIONAL AMENDMENTS

We have made additional amendments to the prospectus and SAI.  They are:

18.	Mr. Elliott Savage has been added to the Prospectus and SAI as a Portfolio Manager.

19.	The Trust has added a section to the prospectus in the Adviser section disclosing past related perfomance of the Adviser.

The Trust has completed most of the incompleted sections of the Registration Statement.  The Trust anticipates the need to file one more pre-effective amendment, at which time it will seek a declaration of effectiveness to take place prior to December 25, 2012.

Please direct comments regarding the Trust’s Registration Statement to me at the above address.  Thank you for your consideration.

Sincerely,

/s/  David D. Jones, Esq.
Kaplan Voekler Cunningham & Frank, PLC